Exhibit 99.1

Enforcement Arrangement

Signed on _______________

Between:	The Israel Securities Authority
22 Kanfei Nesharim St., Jerusalem
Telephone: 02-6556555 Fax: 02-6513646
By the Chairman of the Israel Securities Authority
(Hereinafter: “the ISA” or “the Authority”)

And between:	Kitov Pharma Ltd.
Isaac Israel
Through Adv. Dr. Zvi Gabbai
From Barnea, Jaffe, Lande & Co.
(Hereinafter: “Respondent 1”)
(Hereinafter: “Respondent 2”)

Paul Waymack
Through Adv. Navit Negev and/or Adv. Dafna Steinberg
of Sheinman Negev Niv Law office
(Hereinafter: “Respondent 3”)

Simcha Rock
Through Adv. Pnina Sheffer and/or Adv. Michal Shalmon-Perlstein
From the office of S. Horowitz
(Hereinafter: “Respondent 4”)

Whereas the ISA believed that there is reasonable basis to assume that the Respondents committed offences according to the Securities Law -1968 (hereinafter - “the Securities Law”), regarding including misleading information in the reports, and therefore commenced a criminal investigation.

And Whereas the Respondents proposed to enter into an Administrative Enforcement Arrangement with the ISA and agreed to admit to the following facts and violations, and recognize the authority of the ISA to reach an Administrative Enforcement Arrangement regarding these violations in lieu of the continuation of the criminal investigation, and to impose in the framework of such Administrative Enforcement Arrangement the enforcement measures listed in Article C of Chapter 8-D of the Securities Law, and the Respondents agreed to assume the agreed upon enforcement measures, as detailed below;

And Whereas the ISA has considered the matters set forth in Section 52 RR of the Securities Law, and it is of the opinion that this Arrangement satisfies the public interest, it has decided to discontinue the proceedings against the Respondents, including all proceedings in relation to the request for legal assistance regarding Respondent 3 currently active in the US, and in lieu of the continuation of proceedings1 and the continuation of the criminal investigation, to enter with them into this Enforcement Arrangement, all in accordance with Section 54B of the Securities Law;

Therefore, the parties have reached the following Arrangement:

1.	The Facts

The ISA and the Respondents agree that the following facts took place, which constitute the basis for entering this Arrangement:

The Respondents

1.1	KITOV PHARMA LTD. (hereinafter: “the Company” or “Respondent 1”) is a company that, at the relevant time, researched and developed combination drugs that treat two clinical conditions at the same time - pain resulting from degenerative arthritis and high blood pressure. The Company’s flagship drug, KIT 302 (hereinafter: “the drug”), is intended for the treatment of pain and the reduction of blood pressure in arthritis. The Company presently reports as a dual-listed reporting company, according to Chapter 5-C of the Securities Law. However, all the reports described in this Enforcement Agreement were made during a period in which the Company was a public Israeli company subject to the reporting duties set forth in the Israeli Securities Law.

1 In this Arrangement, “proceedings” - as defined in section 54A of the Securities Law.

1.2.	Isaac Israel (hereinafter: “Respondent 2”) has acted as CEO and a director of the Company as of 2012. Respondent 2, in his role as CEO of the company approved all of the Company’s reports and signed them.

1.3.	Paul Waymack (hereinafter: “Respondent 3”) served as a director and as Chairman of the Board of Directors of the Company as of July 2013 and was its medical manager. In his position, Respondent 3 was responsible for the clinical trials conducted by the Company and for the Company’s contact with the FDA.

1.4.	Simcha Rock (hereinafter: “Respondent 4”) served as a director and CFO of the Company as of July 2013. Respondent 4 was copied on the drafts of the Company’s reports.

First Violation

1.5.	On June 18, 2014, the Company reported the commencement of the Phase III clinical trial of the drug (hereinafter: “the trial”), as well as decisions taken at a meeting of the Company’s Board of Directors regarding the format of the trial in accordance with the agreement signed between the Company and the FDA. The report said that the experiment would be conducted in the format of Adaptive Trial Design (ATD), in the first stage, 150 participants would be recruited. After the treatment of the 150 participants, the trial data would be disclosed to an impartial external committee – called the Data Monitoring Committee (DMC) (hereinafter: “the committee” or “DMC”) which, according to the Company immediate report, would analyze the results and determine the number of additional patients that the Company should recruit in order to prove statistical significance. Also, according to the immediate report, the Company’s Board of Directors authorized the company’s Audit Committee to discuss and recommend to the Board of Directors concerning the identity of the members of the DMC, provided that among the members there would be at least one expert statistician and one senior professional in the company’s field of activity.[2]

In the immediate report, the main goal of the trial was defined, as agreed in writing between the company and the FDA, as proving that the reduction in blood pressure in the group of patients treated with the drug was at least 50% of the reduction observed in the group treated only with a blood pressure medication.

2 https://maya.tase.co.il/reports/details/904174

1.6.	On September 24, 2015, the Company reported[3] that following the recommendation of the company’s Audit Committee, the company’s Board of Directors appointed the members of the DMC, which included a statistical expert and a professional in the company’s field of activity. In the report, the company described the identity and details of the two members of the committee:

-	Dr. Gloria Crispino (hereinafter: “Dr. Crispino”), an expert in Bio-Statistics and Biological Mathematics from ITT University in Dublin, Ireland, who is also the founder and director of Statica Medica, a consulting company that operates in the field of bio-statistics and provides services to pharma companies.

-	Dr. Ofer Sachs, of the Department of Orthopedics at Rambam Hospital in Haifa.

According to the immediate report, after the recruitment of the first 150 participants in the clinical trial, the results would be disclosed to the DMC, which would analyze the results and determine the number of patients, if any, that the company should recruit, in order to prove statistical significance and meet the primary goal of the trial. It should be noted that the Company referred to this immediate report and its contents also in the third quarterly report for 2014.4

1.7.	On October 21, 2015, the Company reported[5] the completion of the recruitment of the first 150 participants and repeated its previous reports regarding the committee.

1.8.	On November 5, 2015, the Company reported[6] the completion of treatment of the first participants, and that: “The trial data will now be collected and will be disclosed to the impartial external committee, Data Monitoring Committee… which will analyze the results and determine whether additional patients need to be recruited, in order to prove statistical significance and meet the main goal of the trial…” According to the report, the committee’s examination and the publication of the interim results were expected to last up to eight weeks starting October 21, 2015, i.e. until December 15, 2015.

1.9.	On November 17, 2015, the Company reported[7] that following its reports, on November 16, 2015, the trial data of 152 participants in the clinical trial was submitted, together with an initial statistical analysis to the committee, which will examine the data. According to the immediate report, the Company does not and will not have access to such data until the completion of the examination by the committee. According to the immediate report, the publicizing of the interim results of the trial by the Company was expected by December 15, 2015.

3 https://maya.tase.co.il/reports/details/993438

4 https://maya.tase.co.il/reports/details/933205 (See section 1.2.15, on page 6)

5 https://maya.tase.co.il/reports/details/997086

6 https://maya.tase.co.il/reports/details/999996

7 https://maya.tase.co.il/reports/details/1001905

1.10.	On December 10, 2015, the Company reported[8] that, following its previous reports, on Tuesday, December 15, 2015, the statistical analysis process is expected to be completed and the interim results of the Company’s Phase III clinical trial will be publicized. According to the immediate report, immediately after the publication of the interim results to investors, the Company’s management would hold a conference at the Hilton Hotel in Tel Aviv, in which it would disclose to the investing public the results of the trial.

1.11.	The Company, in its’ reports, defined the committee as impartial, without considering that a reasonable investor could have understood this term as incompatible with the fact that Statistica Medica, which was established and run by Dr. Crispino, performed the statistical analysis of the results of the trial through two of its employees, and Dr. Crispino was in contact with persons on behalf of the Company in regard with the framework of the trial.

It should be clarified that the ISA does not claim that the Company’s agreement with the FDA, or any part of it, was not fulfilled.

1.12.	In doing so, Respondent 1, by virtue of Respondent 2’s actions, and Respondent 2 negligently included a misleading item in the immediate report dated September 24, 2015 regarding the committee being impartial, when they should have known that this could mislead a reasonable investor.

Second Violation

1.13.	On December 13, 2015 the Company received the results of the trial, which fulfilled the goal of the trial and even showed particularly high statistical significance. Soon afterwards, it became known to Respondents 2-4 that Dr. Ofer Sachs, one of the members of the committee, did not receive the relevant material at such time as was reported by the Company and that he did not examine the results of the trial as required according to his role as part of the committee. Respondents 2-3 decided, in light of the results of the trial, and despite the fact that the committee did not act at the time and in the manner which the Company intended and reported to the public, to publicize the results of the trial “as is” and to hold the investors’ conference as planned.

8 https://maya.tase.co.il/reports/details/1007359

1.14.	On December 15, 2015, the Company reported[9] that, further to its previous reports to which it refers, on Tuesday, December 15, 2015, upon completion of the process of statistical analysis of the interim results of the Company’s Phase III clinical trial, it was found that the main goal of the trial was achieved in full in a statistically significant manner. As a result of achieving the goal of the trial in full, there is no need to recruit additional patients and the results of the trial were declared as final. According to the immediate report, the Company intends to continue as planned in the chemical development process of the product, to conduct a final trial during the first half of 2016 and to submit to the FDA a request to approve the marketing of the drug (NDA) during the second half of 2016. According to the immediate report, the Company would hold a conference at the Hilton Hotel in Tel Aviv at 14:00 (Israel time), in which it would disclose to the investing public the results of the trial. It should be clarified that the ISA has no claim regarding the results of the trial, which were also approved by the FDA. The Company did not report to the public that the committee did not convene and did not act in the manner which was reported.

1.15.	On December 20, 2015, the Company reported[10] additional information about the results of the Phase 3 clinical trial, while referring to its previous immediate reports on the matter.

1.16.	The Company’s reports of December 15th and December 20th, 2015, which referred to previous immediate reports concerning the procedure of the committee, were incorrect, since in practice the committee did not convene and did not act in the manner which was reported.

1.17.	In so doing, Respondent 1, by virtue of the actions of its officers described above, and Respondents 2-4 negligently included a misleading item in the Company’s immediate report dated December 15, 2015 with regard to the committee as described above, when they should have known that this could have misled a reasonable investor.

9 https://maya.tase.co.il/reports/details/1008116

10 https://maya.tase.co.il/reports/details/1009161

2.	The Legal Framework

2.1.	On the basis of section 1 above, the ISA finds and Respondents 1 and 2 admit that they negligently committed two violations of including a misleading item under subsection 4 of Part C of the Seventh Schedule to the Securities Law: including a misleading item in a report when they should have known it could mislead a reasonable investor.

2.2.	On the basis of sections 1.13-1.17 above, the ISA finds and Respondents 3 and 4 admit that they negligently committed a violation of including a misleading item under subsection 4 of Part C of the Seventh Schedule to the Securities Law: including a misleading item in a report when they should have known it could mislead a reasonable investor.

3.	Enforcement Measures

In light of the above, the Respondents undertake upon themselves the following enforcement measures and undertake to carry out the actions imposed on them by virtue of the same means of enforcement:

3.1.	Respondent 1

3.1.1.	A monetary sanction in the sum of NIS 1,500,000 (NIS 1.5 million) to be paid in 24 consecutive monthly payments, beginning thirty days after the approval of the Arrangement by the Administrative Enforcement Committee.

3.2.	Respondent 2

3.2.1.	A monetary sanction in the amount of NIS 200,000 (two hundred thousand New Israeli Shekels), to be paid in 12 consecutive monthly payments, beginning thirty days after the approval of the Arrangement by the Administrative Enforcement Committee.

3.2.2.	A conditional prohibition to serve as a senior officer in a supervised body under section 52 FFF for a period of 12 months to be imposed on him, to the extent that within two years from the date of approval of this Arrangement by the administrative enforcement committee, he will commit a violation of subsection 4 of Part C of the Seventh Schedule to the Securities Law.

3.3.	Respondent 3

3.3.1.	A monetary sanction in the sum of NIS 100,000 (one hundred thousand New Israeli Shekels), to be paid in one payment, to be made within sixty days of the approval of the Arrangement by the Administrative Enforcement Committee.[11]

11 It should be noted that on May 2nd, 2019, during the negotiations, the Company reported that Respondent 3 had announced his resignation from his position as a director and chairman of the board of directors of the company. This resignation will take effect upon appointment of his replacement(s) and by no later than July 1, 2019.

3.4.	Respondent 4

3.4.1.	A monetary sanction in the sum of 80,000 NIS (eighty thousand New Israeli Shekels) to be paid in 12 consecutive monthly payments, beginning thirty days after the approval of the Arrangement by the Administrative Enforcement Committee.

3.4.2.	A conditional prohibition to serve as a senior officer in a supervised body under section 52 FFF for a period of six months, to be imposed on him to the extent that within two years from the date of approval of this Arrangement by the Administrative Enforcement Committee, he will commit a violation of subsection 4 of Part C of the Seventh schedule to the Securities Law.

4.	The Respondents are aware that under Section 56H of the Securities Law, insurance and indemnification, directly or indirectly, are not permitted with respect to the monetary sanctions they each agreed to bear.

5.	Respondent 1 confirms that all the approvals required for it to enter into this Arrangement have been received.

6.	The Respondents undertake to refrain, directly or by anyone acting on their behalves, from any publication and / or public expression which includes a denial of all or part of the provisions of this Arrangement.

7.	The ISA undertakes to refrain from continuing the conduct of the criminal investigation against the Respondents, including all proceedings in relation to the request for legal assistance regarding Respondent 3 currently active in the US, and to refrain from conducting any enforcement proceeding under the Securities Law against the Respondents with respect to the facts set out above in Section 1 which created the violations that are the subject of this Arrangement; Subject to the circumstances specified in section 54B (e) of the Securities Law.[12]

12 Section 54B (e) states as follows: “If it is proven to the ISA Chairman that the suspect has violated any of the terms of the arrangement or that the arrangement was obtained fraudulently, the ISA Chairman may, with the approval of a panel the Chairman will appoint for such purpose, order that proceedings be initiated against the suspect after the suspect is given a notice of the ISA’s Chairman to do so, and after the suspect is given an opportunity to present arguments within 30 days from the date on which the notice was delivered; if the ISA Chairman has issued such an order, the arrangement will be deemed to be void and the suspect will not be required to carry out those terms of the arrangement that the suspect has not yet carried out, other than the terms that apply to the suspect by virtue of the application of conditional enforcement measures, pursuant to the arrangement.”

8.	The consent of the Respondents to entering into this Arrangement shall not serve as evidence against them in a criminal or administrative proceeding concerning the violations which are the subject of the Arrangement and evidence provided for the purpose of the Arrangement shall not be used against them in any criminal and administrative proceedings, unless the circumstances specified in section 54B (e) of the Securities Law are met.

9.	The purpose of this Arrangement is not to grant rights or derogate from the rights of a person or entity who is not a party to it.

10.	Nothing in this Arrangement shall prevent the Respondents from taking different legal positions in other legal proceedings or before any other regulatory body or agency.

11.	The parties agree and are aware that the content of this Arrangement is subject to the approval of the Administrative Enforcement Committee under section 54B of the Securities Law. As a result, this Arrangement, including the parties’ undertakings herein, will enter into force only after the approval of the Administrative Enforcement Committee.

12.	The decision of the Administrative Enforcement Committee, accompanied by this Arrangement, will be publicized on the ISA’s website after it has been signed and after the approval of the Administrative Enforcement Committee, in accordance with section 54C (a) of the Securities Law.

In witness whereof the parties have signed:

ISA	KITOV PHARMA LTD	ISAAC ISRAEL

SIMCHA ROCK	PAUL WAYMACK